Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.  ANNOUNCES THE RESULTS
OF ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
HELD ON JANUARY 28, 2014

Azour, Israel, January 28, 2014 – Ituran Location and Control Ltd. (NASDAQ: ITRN)(the "Company") announces today that at its extraordinary general meeting of shareholders, held earlier today (the "Meeting"), the following resolutions were adopted:

1.	To approve the terms of service of Mr. Izzy Sheratzky, the Company's President, as described in Annex A of the proxy statement relating to the Meeting.

This resolution was approved by a special majority (as defined below) as required under Israeli law, as follows:
-	Total ordinary shares that voted FOR the resolution: 12,000,854 (77.81%)
-
Total ordinary shares, which are not held by persons who have a personal interest in the approval of this resolution ("Non-interested Shares"), that voted FOR the resolution: 5,781,764 (63% of the Non-interested Shares).

-	Total ordinary shares that voted AGAINST the resolution: 3,422,976 (37%).

2.	To approve the terms of service of Mr. Eyal Sheratzky, the Company's Co-Chief Executive Officer, as described in Annex A of the proxy statement relating to the Meeting.

This resolution was approved by a special majority (as defined below) as required under Israeli law, as follows:
-	Total ordinary shares that voted FOR the resolution: 12,000,714 (77.8%)
-
Total ordinary shares, which are not held by persons who have a personal interest in the approval of this resolution ("Non-interested Shares"), that voted FOR the resolution: 5,781,764 (63% of the Non-interested Shares).

-	Total ordinary shares that voted AGAINST the resolution: 3,423,249 (37%).

3.	To approve the terms of service of Mr. Nir Sheratzky, the Company's Co-Chief Executive Officer, as described in Annex A of the proxy statement relating to the Meeting.

This resolution was approved by a special majority (as defined below) as required under Israeli law, as follows:
-	Total ordinary shares that voted FOR the resolution: 12,000,413 (77.66%)
-
Total ordinary shares, which are not held by persons who have a personal interest in the approval of this resolution ("Non-interested Shares"), that voted FOR the resolution: 5,781,323 (63% of the Non-interested Shares).

-	Total ordinary shares that voted AGAINST the resolution: 3,423,449 (37%).

4.
To approve the terms of service of Mr. Gil Sheratzky, the Chief Executive Officer of E-Com Global Electronic Commerce Ltd., a wholly owned subsidiary of the Company, as described in Annex A of the proxy statement relating to the Meeting.

This resolution was approved by a special majority (as defined below) as required under Israeli law, as follows:
-	Total ordinary shares that voted FOR the resolution: 12,001,115 (77.77%)
-
Total ordinary shares, which are not held by persons who have a personal interest in the approval of this resolution ("Non-interested Shares"), that voted FOR the resolution: 5,782,025 (63% of the Non-interested Shares).

-	Total ordinary shares that voted AGAINST the resolution: 3,422,596 (37%).

5.	To approve the terms of engagement of Professor Yehuda Kahane as a consultant of the Company, as described in the proxy statement relating to the Meeting.

This resolution was approved by a special majority (as defined below) as required under Israeli law, as follows:
-	Total ordinary shares that voted FOR the resolution: 11,934,495 (77.34%)
-
Total ordinary shares, which are not held by persons who have a personal interest in the approval of this resolution ("Non-interested Shares"), that voted FOR the resolution: 5,715,405 (62% of the Non-interested Shares).

-	Total ordinary shares that voted AGAINST the resolution: 3,489,462 (38%).

6.
To approve the terms of engagement of Mr. Avner Kurz as a consultant of Ituran Sistemas de Monitoramento Ltda, a Brazilian subsidiary of the Company, as described in the proxy statement relating to the Meeting.

This resolution was approved by a special majority (as defined below) as required under Israeli law, as follows:
-	Total ordinary shares that voted FOR the resolution: 12,001,504 (77.78%)
-
Total ordinary shares, which are not held by persons who have a personal interest in the approval of this resolution ("Non-interested Shares"), that voted FOR the resolution: 5,782,414 (63% of the Non-interested Shares).

-	Total ordinary shares that voted AGAINST the resolution: 3,421,929 (37%).

7.
To approve the procurement, from time to time, of directors' and officers' insurance policies covering the liability of office holders, including controlling persons and their relatives, who serve at the Company and its subsidiaries from time to time, under the terms set forth in the proxy statement relating to the Meeting.

This resolution was approved by a special majority (as defined below) as required under Israeli law, as follows:
-	Total ordinary shares that voted FOR the resolution: 15,368,312 (99.6%)
-
Total ordinary shares, which are not held by persons who have a personal interest in the approval of this resolution ("Non-interested Shares"), that voted FOR the resolution: 9,149,222 (99% of the Non-interested Shares).

-	Total ordinary shares that voted AGAINST the resolution: 56,264 (1%).

8.	To approve amendments to the Company's Articles of Association, as set forth in Annex C of the proxy statement relating to the Meeting.

This resolution was approved by a special majority (as defined below) as required under Israeli law, as follows:
-	Total ordinary shares that voted FOR the resolution: 15,350,168 (99.45%)
-
Total ordinary shares, which are not held by persons who have a personal interest in the approval of this resolution ("Non-interested Shares"), that voted FOR the resolution: 9,131,078 (99% of the Non-interested Shares).

-	Total ordinary shares that voted AGAINST the resolution: 75,490 (1%).

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9.
To approve amendments to office holders' deeds of indemnity as set forth in Annex D of the proxy statement relating to the Meeting; and the grant thereof to office holders, including controlling persons and their relatives, who serve at the Company and its subsidiaries from time to time.

This resolution was approved by a special majority (as defined below) as required under Israeli law, as follows:
-	Total ordinary shares that voted FOR the resolution: 15,344,459 (99.45%)
-
Total ordinary shares, which are not held by persons who have a personal interest in the approval of this resolution ("Non-interested Shares"), that voted FOR the resolution: 9,125,369 (99% of the Non-interested Shares).

-	Total ordinary shares that voted AGAINST the resolution: 79,424 (1%).

The term "special majority" as used herein means: the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by written ballot or by proxy and voting thereon; provided that: (a) a majority of the shares voted at the Meeting, which are not held by shareholders with personal interest in approving the resolution, voted in favor of the resolution (abstentions are not counted); or (b) the total number of shares referred to in (a) above which voted against the resolution, does not exceed two percent (2%) of the aggregate voting rights in the Company.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 684,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations

CCG Israel
Ehud Helft
ehud@ccgisrael.com
Kenny Green
kenny@ccgisrael.com
Tel: 1 (646) 201 9246

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